Exhibit 99.1

Eye-Net Mobile Successfully Completes Controlled-Environment Trial for the Connected Car Division of a Leading Global Vehicle Manufacturer

Ness Ziona, Israel – August 14, 2019 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., successfully completed a controlled-environment trial of its Eye-Net™ cellular-based accident prevention solution for a leading vehicle manufacturer. The trial, conducted in a designated test track, was designed to demonstrate Eye-Net’s advanced capabilities of protecting vehicles and vulnerable road users from oncoming collisions, to test the system’s performance and robustness, and to discuss possible suitability of the Eye-Net solution for the connected car platforms of the leading vehicle manufacturer.

Eye-Net Mobile’s market penetration strategy is directed at potential partners, such as this leading vehicle manufacturer and location-based service providers. Integrating Eye-Net as a feature in the partners’ applications at a very early stage in order to optimize the solution to their needs will help facilitate Eye-Net’s rapid market penetration, thus reaching millions of users. A controlled trial demonstrating the system’s capabilities will help to engage potential partners and present the potential of the solution and its advantages in the commercialization phase. The Company believes that such cooperation will add substantial value to potential strategic partners by enhancing their users’ safety.

The controlled-environment trial took place at the conclusion of Eye-Net Mobile’s large-scale trial (as reported by the Company on August 12, 2019). Prior to the controlled trial, Eye-Net Mobile presented a detailed analysis of the large-scale trial’s results to the leading vehicle manufacturer.

Eye-Net Mobile tested several predefined extreme accident-simulated scenarios at various speeds up to 80 kilometers per hour. The scenarios included multiple participants—vehicles, pedestrians, and cyclists—that had no direct line of sight. In all cases, the participants in the trial used the Eye-Net application installed on their smartphones. The Eye-Net system was able to filter out non-critical events and send real-time alerts only to the participants who were in potentially unsafe situations, in order to prevent an oncoming collision. In all scenarios tested, Eye-Net met all predefined objectives of the controlled-environment trial.

About Eye-Net™

Eye-Net is a cellular-based vehicle-to-everything (V2X) accident prevention solution designed to protect the most vulnerable road users in real time—including pedestrians, cyclists, scooter drivers and car drivers—by providing collision alerts when the road users have no direct line of sight. Eye-Net relies on proprietary, cutting-edge technology, a set of sophisticated algorithms and advanced system architecture, and existing cellular infrastructure.

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com, or follow the company’s LinkedIn page Eye-Net Mobile, Twitter @EyeNetMobile1 and Instagram channel Eyenetmobile1, the contents of which are not incorporated into this press release.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of its and its subsidiary’s products, Eye-Net Mobile’s market penetration strategy, that early integration of Eye-Net in partners’ applications will help facilitate Eye-Net’s rapid market penetration, thus reaching millions of users, and that a controlled trial demonstrating the system’s capabilities will help to engage potential partners and present the potential of the solution and its advantages in the commercialization phase. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654

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